UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Flamel Technologies, S.A.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

338488 10 9

(CUSIP Number)

Hope Flack
BVF Partners L.P.
227 West Monroe Street, Suite 4800
Chicago, Illinois 60606
(312) 263-7777

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 338488 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Biotechnology Value Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 776,652

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 776,652

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 776,652

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.62%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Biotechnology Value Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 847,770

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 847,770

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 847,770

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.95%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BVF Investments, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 836,600

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 836,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 836,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.90%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Investment 10, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 130,120

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 130,120

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,120

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.61%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BVF Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,591,142

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,591,142

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,591,142

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.08%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BVF Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,591,142

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,591,142

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,591,142

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.08% (see Item 5)

14.	Type of Reporting Person (See Instructions) IA, CO

Item 1.	Security and Issuer

This Statement on Schedule 13D is being filed with respect to the French Ordinary Shares (“Ordinary Shares”) represented by American Depositary Shares (“ADSs”) of Flamel Technologies, S.A. (“Flamel”).  The address of the principal executive officers of Flamel is:

Parc Club du Moulin a Vent

33 avenue du Dr. Georges Levy

69693 Venissieux cedex France

Item 2.	Identity and Background

The persons filing this Statement, the persons enumerated in Instruction C of this Statement and, where applicable, their respective places of organization, principal office, general partners, managers, directors, executive officers, controlling persons and certain information regarding each of them, are as follows:

(a)  Biotechnology Value Fund, L.P., a Delaware limited partnership (“BVF”), Biotechnology Value Fund II, L.P., a Delaware limited partnership (“BVF2”), BVF Investments, L.L.C., a Delaware limited liability company (“Investments”), Investment 10, L.L.C., an Illinois limited liability company (“ILL10”), BVF Partners L.P., a Delaware limited partnership (“Partners”) and BVF Inc., a Delaware corporation (“BVF Inc.”) specialize in holding biotechnology stocks for investment purposes. Together, BVF, BVF2, Investments, ILL10, Partners and BVF Inc. are referred to as the “Reporting Persons.” Mark N. Lampert, an individual (“Lampert”), is the sole shareholder, sole director and an officer of BVF Inc.

(b)  The business address of BVF, BVF2, Investments, ILL10, and Partners is 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606. The business address of BVF Inc. and Lampert is One Sansome Street, 31st Floor, San Francisco, California 94104.

(c)  Partners is the general partner of BVF and BVF2, which are investment limited partnerships. Partners is the manager of Investments. ILL10 is a managed account, which Partners advises pursuant to an investment management agreement. BVF Inc. is an investment advisor to and general partner of Partners. For Lampert’s occupation, please refer to (a) above.

(d)  During the last five years, none of the Reporting Persons or Lampert has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons or Lampert has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Lampert is a citizen of the United States of America. For the citizenship of each of BVF, BVF2, Investments, ILL10, Partners, and BVF Inc., please refer to (a) above.

Item 3.	Source and Amount of Funds or Other Consideration

The Ordinary Shares were purchased by the Reporting Persons, in the case of (i) BVF and (ii) BVF2, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners, in case of (iii) Investments, utilizing funds provided by Investments from its working capital pursuant to terms of its operating agreement, and in the case of (iv) ILL10, utilizing funds provided by ILL10 from its own account.

Item 4.	Purpose of Transaction

The Reporting Persons originally acquired and continue to hold their respective interests in the Ordinary Shares for investment purposes in the ordinary course of their business.  On  April 18, 2005, Oscar S. Schafer and certain of his affiliates (the “Schafer Entities”) filed a Schedule 13D with respect to their interests in the Ordinary Shares of Flamel.  The Schafer Entities stated in their Schedule 13D that the Schafer Entities believe Flamel is underperforming and the Schafer Entities are considering actions that the Schafer Entities might take which could result in changes to Flamel’s board of directors.  The Reporting Persons view their investments on an ongoing basis.  Such continuing review may result in the Reporting Persons acquiring additional interests in Ordinary Shares, or selling all or a portion of their interests in the Ordinary Shares, in the open market or in privately negotiated transactions with Flamel or third parties or maintaining their holdings at current levels.  Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more shareholders of Flamel and/or one or more members of the board of directors, officers or representatives of Flamel regarding its ongoing operations and future prospects.  The Reporting Persons intend to engage in discussions with the Schafer Entities with respect to these and other matters.  The Reporting Persons may at any time convert the ADSs into the underlying Ordinary Shares in order vote directly on any matter to be presented to the shareholders for a vote.  The Reporting Persons’ decision to acquire or dispose of interests in the Ordinary Shares, hold interests in the Ordinary Shares or take such other actions will depend on market, economic and other conditions, including an ongoing evaluation of Flamel’s financial condition, operations and prospects, the actions of Flamel’s management and its board of directors and other future developments, regulatory requirements and the relative attractiveness of alternative business and investment opportunities.  Such transactions or actions, if any, would be made at such times and in such manner as the Reporting Persons, in their discretion, deem advisable.  The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect to their investment in Flamel, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine, but the Reporting Persons have no present plans, proposals or negotiations that would result in any of the foregoing.

Item 5.	Interest in Securities of the Issuer

The Reporting Persons’ percentage ownership of the Ordinary Shares is based on 21,446,590 shares being outstanding, as advised by Flamel.

(a)           BVF beneficially owns 776,652 Ordinary Shares, BVF2 beneficially owns 847,770 Ordinary Shares, Investments beneficially owns 836,600 Ordinary Shares, ILL10 beneficially owns 130,120 Ordinary Shares and each of Partners and BVF Inc. beneficially owns 2,591,142 Ordinary Shares, representing percentage ownership of approximately 3.62%, 3.95%, 3.90%, 0.61% and 12.08%, respectively.

(b)           Each of BVF, BVF2, Investments and ILL10 shares with Partners voting and dispositive power over the Ordinary Shares each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 2,591,142 Ordinary Shares they beneficially own with BVF, BVF2 and Investments, and ILL10.

(c)           On or about March 18, 2005, the Reporting Persons exercised an aggregate of 400,000 warrants to purchase an equivalent number of Ordinary Shares (the “Warrants”).  BVF exercised 120,000 Warrants, BVF2 exercised 260,000 Warrants and ILL10 exercised 20,000 Warrants.  The aggregate exercise price for all of the Warrants was approximately $3,127,331.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Securities Purchase Agreement dated February 29, 2000 (the “Securities Purchase Agreement”), upon written request of BVF, BVF2 and ILL10, Flamel has agreed to take all action within its power to cause a person designated by such Reporting Persons to be elected to Flamel’s board of directors.  BVF, BVF2, and ILL10 also have certain registration rights to request the registration of the Flamel securities they hold pursuant to a Registration Rights Agreement dated April 5, 2000 (the “Registration Rights Agreement”).  Both the Securities Purchase Agreement and the Registration Rights Agreement are filed as exhibits to this Schedule 13D and are hereby incorporated by reference in their entirety.

Partners is the general partner of each of BVF and BVF2 pursuant to limited partnership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in the Ordinary Shares and to vote, exercise or convert and dispose of such shares. Pursuant to such limited partnership agreements, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. Pursuant to the operating agreement of Investments, Partners is authorized, among other things, to invest the funds of Ziff Asset Management, L.P., the majority member of Investments, in the Ordinary Shares and to vote, exercise or convert and dispose of such shares and is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. Pursuant to an investment management agreement with ILL10, Partners and BVF Inc. have authority, among other things, to invest funds of ILL10 in the Ordinary Shares and to vote, exercise or convert and dispose of such shares. Pursuant to such investment management agreement, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 – Agreement Regarding Joint Filing Exhibit 2 – Securities Purchase Agreement Exhibit 3 – Registration Rights Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 2005

BIOTECHNOLOGY VALUE FUND, L.P.

By:	BVF Partners L.P., its general partner

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF INVESTMENTS, L.L.C.

By:	BVF Partners L.P., its manager

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

INVESTMENT 10, L.L.C.
By:	BVF Partners L.P., its attorney-in-fact

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

	By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF INC.

By:	/s/ Mark N. Lampert
Mark N. Lampert
President